

June 22, 2010

By U.S. Mail and facsimile to (601) 352 -1441

Mr. N. Keith McKey, Chief Financial Officer
EastGroup Properties, Inc.
190 East Capitol Street, Suite 400
Jackson, MS 39201

> **Re: EastGroup Properties, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Form 10-Q for the quarter ended March 31, 2010**
> **File No. 001-07094**

Dear Mr. McKey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

1. We note that your presentation of PNOI is reconciled to FFO, a non-GAAP measure, instead of a comparable GAAP performance measure such as net income. Please tell us what consideration was given to providing a direct reconciliation to the most comparable GAAP measure for both PNOI and FFO. In this regard, it is unclear why a reconciliation between PNOI and FFO was provided.

Consolidated Statements of Income, page 34

2. We note that you have disclosed dividends declared per share on the face of your statements of operations. Advise us how your disclosure complies with the guidance in ASC 260-10-45-5 which requires this type of information be disclosed only in the notes to the financial statements.

Combined Statements of Cash Flows, page 36

3. Please tell us how your reconciliation of Net income attributable to Eastgroup Properties, Inc. to Net cash provided by operating activities complies with ASC 230-10-45-28 which requires reconciliation from net income.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Cicely LaMothe
Branch Chief